Exhibit 99.6

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Daniel W. Wilton, hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a)
the annual report on Form 40-F of First Mining Gold Corp. for the year ended December 31, 2020 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b)
information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of First Mining Gold Corp.

Date: March 25, 2021

/s/ Daniel W. Wilton
Daniel W. Wilton
Chief Executive Officer
(Principal Executive Officer)